EXHIBIT G

New Century Energies, Inc. (70-)

     New Century Energies, Inc. ("NCE"), 1225 Seventeenth Street, Denver, Colorado 80202, a Delaware corporation, has filed a declaration under sections6(a), 7, 9(a), 10, and 12(c) of the Act and rules 42 and 54 thereunder.

     NCE seeks authorization to implement a stockholder rights plan ("Plan") and to enter into a related Rights Agree ment ("Agreement") with an agent to be named therein. To implement the Plan, the board of directors of NCE would declare a dividend distribution of one right ("Right") for each out standing share of common stock, $1.00 par value, of NCE ("Com mon Stock") to stockholders of record at the close of business on a specified record date. Each Right would entitle the holder the purchase from NCE one one-hundreth of a share of SeriesA Junior Participating Preferred Stock (the "Preferred Stock"), at a price per one one-hundreth share to be determined by the NCE Board of Directors, subject to adjustment ("Purchase Price"). Initially, the Rights will be evidenced by the cer tificates for shares of Common Stock to which they relate, and will be transferable only with the Common Stock. Until a Right is exercised or exchanged, as described below, the holder, as such, will have no rights as a stockholder of NCE.

     Upon the earlier to occur of (a)ten days after the date ("Shares Acquisition Date") of the public announcement that a person or affiliated group ("Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of securities having 10% or more of the voting power of the outstanding voting securities of NCE, or (b)ten days after commencement of, or announcement of the intention of a person to make, a tender or exchange offer that would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of securities having 10% or more of the voting power of the outstanding voting securities of NCE (the earlier of such dates being the "Distribution Date"), separate certifi cates evidencing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date.

     The Rights will become exercisable after the Distri bution Date on the following terms: (1)In the event that a person becomes an Acquiring Person, each holder (other than an Acquiring Person) may exercise a Right and receive Common Stock (or, in certain cases, cash, property or other securities of

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NCE) having a value equal to two times the Purchase Price of the Right then in effect. Rights that are beneficially owned by an Acquiring Person will be null and void. (2)If, after the Shares Acquisition Date, NCE is acquired in a business com bination transaction or 50% or more of its assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) will have the right to receive, upon exercise, common stock of the acquiring com pany having a value equal to two times the Purchase Price of the Right then in effect.

     The Purchase Price is subject to adjustment to pre vent dilution in certain situations involving stock dividends, splits, combinations or reclassification; grants of warrants to subscribe for or purchase the Preferred Stock or convertible securities at less than market price; or distribution to hold ers of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants. With certain exceptions, no adjustments will be required until cumulative adjustments require a 1% or more change in the Purchase Price.

     NCE may redeem the Rights in whole, but not in part, prior to 5:00p.m. on the tenth day after the Shares Acquisi tion Date (subject to extension by the board of directors of NCE for an additional 20days), at a price of one-tenth of $0.001 per Right, payable in cash or stock. In addition, at any time after a person becomes an Acquiring Person, the board may exchange the Rights (other than Rights held by an Acquiring Person, which become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right, sub ject to adjustment.

     The Agreement may be amended by the board of direc tors of NCE without the consent of the holders of Rights prior to the Distribution Date. Thereafter, the board may amend the Agreement in order to cure any ambiguity, defect or inconsis tency or to make changes that do not adversely affect the interests of holders of Rights (other than any Acquiring Per son), provided that no amendment may be made on and after the Distribution Date that changes the principal economic terms of the Rights.